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                                                                  Exhibit (a)(8)

ShopKo

                                         NEWS RELEASE
                                         For further information:
                                         Media - Sheree Olson
                                         (920) 429-4186
                                         Investors - Vicki Shamion
                                         (920) 429-7039



                        SHOPKO STORES, INC. TO ACQUIRE

                    OMAHA-BASED PAMIDA HOLDINGS CORPORATION

                   147 STORES TO CONTINUE OPERATING AS PAMIDA


GREEN BAY, WIS. (May 11, 1999)   ShopKo Stores, Inc. (NYSE: SKO) and Pamida
Holdings Corporation (ASE: PAM) today jointly announced the signing of a definitive agreement for ShopKo to acquire Pamida in a transaction that values Pamida at approximately $375 million, including the assumption of $265 million in debt and capitalized lease obligations. ShopKo expects the transaction to be immediately accretive without synergies. The board of directors of each company has approved the transaction.

Under the terms of the transaction, a subsidiary of ShopKo will commence a tender offer for all of Pamida's outstanding voting common shares at a price of $11.50 per share. Each of Pamida's directors and its principal shareholder have agreed to support the transaction and to tender their respective shares. Pamida's principal shareholder has also granted ShopKo an irrevocable option to purchase its voting and non-voting common shares, under certain circumstances, at the tender offer price. The tender offer is contingent upon customary conditions, including the tender of at least 51 percent of Pamida's outstanding voting stock on a fully diluted basis (but not assuming conversion of the non-voting shares.) The tender offer is expected to commence on or about May 17, 1999 and the acquisition is expected to close in early July, 1999, at which time a subsidiary of ShopKo will be merged into Pamida with non-tendered shares being converted into

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the right to receive $11.50 per share. ShopKo will consummate the transaction with cash on hand, and plans to refinance Pamida's debt with a combination of proceeds from the ProVantage initial public offering, and new ShopKo debt and equity offerings.

Merrill Lynch & Co. has rendered a fairness opinion to the ShopKo board of directors and will act as dealer manager for the tender offer. Johnson Rice & Company L.L.C. has served as Pamida's financial advisor and has rendered a fairness opinion to the Pamida board of directors.


Growth Potential of the Pamida Concept

"With our acquisition of Pamida, ShopKo is fulfilling its promise of aggressive growth to our shareholders, and at the same time we are adding a retail format with significant potential for expansion," said William J. Podany, ShopKo president and chief executive officer. "Pamida is a small-town rural retail concept that offers great growth potential across the United States. ShopKo's financial strength, effective business practices and proven core competencies will enable Pamida to improve its performance and grow while retaining its identity."

Pamida Holdings Corporation, which recorded sales of $672 million in the fiscal year ended January 31, 1999, operates 147 stores in 15 Midwestern, North Central and Rocky Mountain states. Approximately 92 percent of the stores operate in markets with trade populations of less than 20,000. ShopKo Stores, Inc. operates 158 stores in 19 Midwest, Western Mountain and Pacific Northwest states, located in markets with trade populations of 20,000 to more than 300,000. "Pamida is an excellent complement to ShopKo's upscale specialty discount retail strategy which has proven very successful in mid-size and suburban markets. We have identified more than 500 small rural markets that could support a Pamida retail store. These markets are too small for ShopKo's upscale specialty

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discount format, but consumers in these small towns have a strong desire for a broad array of discount merchandise. The Pamida retail strategy of convenience is a natural fit for these rural markets," Podany said.


Refinancing Savings and Operating Synergies

ShopKo expects to immediately reduce Pamida's cost structure by leveraging ShopKo's investment grade credit rating and financial strength to refinance Pamida's debt at lower interest rates. Significant operating efficiencies are also expected to be realized within one year by leveraging ShopKo's core competencies in retail health services, technology, global sourcing capabilities, logistics, and employee training and development.

"We intend to optimize the synergies between ShopKo and Pamida, thereby providing a greater return to our shareholders," said Podany. "Pamida will operate as an autonomous value-driven convenience retail concept managed and operated by the Pamida team."

Pamida will continue to be headquartered in Omaha, Nebraska. "This acquisition represents an exciting first step toward significant growth for both ShopKo and Pamida," said Steve Fishman, Pamida president and chief executive officer. "ShopKo's operating concepts, leadership model, philosophies and principles will allow the Pamida team to focus on being a high performance retailer serving the needs of customers in smaller rural communities."

During the past eighteen months, ShopKo has opened 28 new stores, including 17 former Jacks stores acquired with the purchase of the Quincy, Illinois based Penn-Daniels Corporation, ten former Venture stores, and one former Target location. The company has also announced plans for the partial IPO of ProVantage Health

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Services, Inc., ShopKo's leading health benefit management company. ShopKo will report first quarter sales and earnings on Thursday, May 13, 1999.

ShopKo Stores, Inc., a Fortune 500 company headquartered in Green Bay, Wis., is a leading specialty discount retailer operating 158 stores in 19 states, primarily in the Midwest, Western Mountain and Pacific Northwest regions. The company also serves the rapidly growing managed health care industry through its wholly-owned subsidiary, ProVantage Health Services, Inc. ProVantage is a leading health benefit management company providing health benefit management services, pharmacy mail services, vision benefit management services and health information and clinical support services. For more information about ShopKo or ProVantage, visit our web site at www.shopko.com.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding projected cost savings and realization of synergies. Such statements are subject to important factors which could cause ShopKo's actual results to differ materially from those anticipated by the forward-looking statements. These factors include those referenced in ShopKo's current Annual Report on Form 10-K or as may be described from time to time in ShopKo's subsequent SEC filings.

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